EXHIBIT 1.01
LSI Industries Inc.
Conflict Minerals Report
For The Year Ended December 31, 2018
This report for the year ended December 31, 2018 (the "Reporting Period") is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 and the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued on April 7, 2017 (collectively, the "SEC Statements"). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry (RCOI) completed.
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals' source and chain of custody. The registrant must annually submit a report, a Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.
This report has not been subject to an independent private sector audit in accordance with the SEC Statements.
1. Company Overview
This report has been prepared by management of LSI Industries Inc. (herein referred to as "LSI Industries Inc." "LSI," the "Company," "we," "us," or "our"). The information includes the activities of the parent company, LSI Industries Inc. and all of its wholly-owned subsidiaries that are required to be consolidated.
LSI Industries Inc. is a leading provider of comprehensive corporate visual image solutions through the combination of various graphics elements such as two-dimensional graphics, structural graphics, and digital signage, a wide variety of high quality indoor and outdoor lighting products, lighting control systems, and related professional services. The Company also provides graphics and lighting products and professional services on a stand-alone basis. The Company manufactures its lighting, lighting controls, and graphics products. We conducted an analysis of our products and found that conflict minerals are found in certain of our products.
Supply chain
We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. LSI issues purchase orders to its suppliers and does not enter into long-term commitments. LSI's position in the supply chain is as a remote downstream purchaser, several levels removed from the smelters and refiners who may process 3TG that may ultimately be used in our products. LSI does not have a direct business relationship with any smelters or refiners that process 3TG, and we do not directly source any products from the Covered Countries. In light of our remote position in the supply chain, we must rely upon our suppliers, and their multiple lower tier suppliers, to comply with LSI's conflict minerals policy, engage in due diligence of their respective supply chain and to provide information on and verification of the chain of custody of conflict minerals in our products.
LSI conducted a survey of all suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain 3TG. We surveyed approximately 705 direct suppliers.
In accordance with the OECD Guidance and the Rule, this report is available on our website www.lsi-industries.com.
Conflict Minerals Policy
We have adopted a conflict minerals policy to demonstrate that LSI is committed to working with our global supply chain to ensure compliance with the Rule. We have established a conflict minerals compliance program that is designed to follow the framework established by the Organisation for Economic Cooperation and Development (OECD). Our enterprise is fully engaged in implementing that program.
On-going business relationships with our suppliers will include conflict mineral due diligence and reporting requirements. As we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources.
Our policy is publicly available on our website at: http://lsi-industries.com/resources/conflict-minerals.aspx.
2. Products and Facilities Overview
LSI manufactures a wide variety of lighting and graphics products many of which may contain 3TG that are necessary to the production and functionality of these products. The production of these products takes place at any one of nine manufacturing facilities located in the United States.
3. Reasonable Country of Origin Inquiry ("RCOI")
Our due diligence program has included a reasonable country of origin inquiry (RCOI). An RCOI is an inquiry regarding the origin of conflict minerals that is designed to determine where the minerals used by LSI's suppliers originated or if they are from recycled or scrap sources. The RCOI includes our reasonable review of conflict minerals in smelters relevant to our products in regions where there have been potential armed conflicts involving conflict minerals.
In furtherance of our conflict minerals due diligence, the Company implemented the following due diligence process in respect of the Reporting Period.
4. Due Diligence Process
4.1 Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

4.2 Description of the Company's Due Diligence Measures Performed in the Reporting Period
The Company's due diligence measures during the Reporting Period included:
●	Continuing to communicate to its suppliers and the public the Company's Conflict Free Sourcing Policy for the supply chain of minerals originating from Conflict-Affected and High-Risk Areas.
●	Abiding by internal standard operating procedures that provide a process to be followed in order to generate and maintain the information needed to comply with Dodd-Frank Section 1502.
●	Assessing all products and suppliers in order to identify conflict minerals' scope and risk.
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Conducting a reasonable country of origin inquiry (RCOI) by circulating a supply-chain survey with direct suppliers of components that contain conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template (EICC/GeSI template).

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Verifying that direct suppliers have completed all pertinent sections of the EICC/GeSI template and making follow-up inquiries to obtain as much information as possible from as many suppliers as possible.

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Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities that have received a "conflict free" designation (such as through the EICC/GeSI Conflict Free Smelter Initiative (CFSI) program's lists for tantalum, tin, tungsten and gold).

●	Reporting the results of our due diligence on our website www.lsi-industries.com.
This report has not been subject to an independent private sector audit in accordance with the SEC Statements.
5. Due Diligence Results Request Information
We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the "Template"). The Template is being used by many companies in their due diligence processes related to conflict minerals. As noted above, we do not have direct relationships with the smelters and refiners of minerals used in our products, and as such, our due diligence processes are subject to inherent limitations based on the complexity of the supply chain and the necessity of seeking information from our direct suppliers and those suppliers seeking information from their lower tiered suppliers.
We received responses from approximately 95% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which suppliers required further engagement from us. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses.
On the basis of the due diligence measures described above, the Company was not able to determine the sources of all conflict minerals necessary to our products' functionality or production, and we were unable to identify all of the facilities that were used to process the conflict minerals that may have been necessary to the functionality or production of our products in the Reporting Period, or to determine the relevant countries of origin of such conflict minerals.
The Company will continue to implement commercially reasonable processes to improve the quantity and quality of supplier responses and to verify supplier responses.
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company's compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company's customers' requirements to use certain suppliers, the Company's suppliers' responsiveness and cooperation with the Company's due diligence efforts, the Company's ability to implement improvements in its conflict minerals program and the Company's ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company's other filings with the Securities and Exchange Commission ("SEC"), including its Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.